EX-28.h.4.k

EXPENSE ASSUMPTION AGREEMENT

EXPENSE ASSUMPTION AGREEMENT made this 18th day of December, 2024, between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of the Dimensional 2070 Target Date Retirement Income Fund (the “Portfolio”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”).
WHEREAS, Dimensional has entered into an Investment Management Agreement with the Fund, on behalf of the Portfolio, pursuant to which Dimensional provides investment management services for the Portfolio, and for which Dimensional receives no compensation; and
WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of the Portfolio and its shareholders to limit the expenses of the Portfolio;
NOW, THEREFORE, the parties hereto agree as follows:
1.
Expense Assumption by Dimensional.  Dimensional agrees to assume the ordinary operating expenses of the Institutional Class shares of the Portfolio (excluding the expenses that the Portfolio incurs indirectly through its investment in other investment companies managed by Dimensional) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses of the Institutional Class shares of the Portfolio to 0.06% of the average net assets of the Institutional Class shares of the Portfolio on an annualized basis.

2.
Duty to Reimburse Dimensional.  If, at any time, the Portfolio Expenses of a class of the Portfolio are less than the Expense Limitation Amount for such class of shares of the Portfolio, the Fund, on behalf of the Portfolio, shall reimburse Dimensional for any expenses previously assumed to the extent that such reimbursement will not cause the annualized Portfolio Expenses for such class of shares of the Portfolio to exceed the Expense Limitation Amount. There shall be no obligation of the Fund, on behalf of the Portfolio, to reimburse Dimensional for expenses previously assumed by Dimensional more than thirty-six (36) months prior to the date of such reimbursement.

3.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.
4.
Duration and Termination. This Agreement shall begin on December 18, 2024 and shall continue in effect until February 28, 2026, and shall continue in effect from year to year thereafter, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days (30) prior to the end of the one-year period for the Portfolio, of its intention to terminate the Agreement. This Agreement shall automatically terminate upon the termination of the Investment Management Agreement between Dimensional and the Fund, on behalf of the Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DFA INVESTMENT DIMENSIONS GROUP INC.	DIMENSIONAL FUND ADVISORS LP

By: DIMENSIONAL HOLDINGS INC., General Partner

By: /s/ Ryan P. Buechner	By: /s/ Carolyn S. Lee

Name: Ryan P. Buechner	Name: Carolyn S. Lee

Title: Vice President	Title: Vice President

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